

September 14, 2011

Via E-mail
Joel Arberman
Chairman & CEO
Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473

>   **Re: Mister Goody, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed August 30, 2011**
>   **File No. 333-174941**

Dear Mr. Arberman:

We have reviewed your amended registration statement and response letter, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the three months ended June 30, 2011, page 45

1.   Please elaborate on how the company allocated $17,763 in general and administrative expenses for the three months ended June 30, 2011.

Condensed Consolidated Financial Statements

As of March 31, 2011 and for the Period March 1, 2011 (Date of Inception Months Ended June 30, 2011

Note 1. Organization and Basis of Presentation, page F-4

2.   Note 1 to your audited financial statements describes Mister Goody as "an online retailer of gift certificates." This description differs, however, from that provided in the "Description of Our Business" section of your prospectus beginning on page 30. Please advise, and revise your disclosure as appropriate. If the nature of the company's business has changed since inception, please provide appropriate disclosure describing the development of your business in the "Description of Our Business" section. Refer to Item 101(h) of Regulation S-K.

<u>As of June 30, 2011 and for the Three Months Ended June 30, 2011, page F-8</u>

3.   Revise page F-8 to indicate these financial statements are unaudited. Additionally, revise pages F-9 and F-10 to indicate the balance sheet as of June 30, 2011 is unaudited.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Staff Attorney